

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com


06018859

Group Secretariat

15th November 2006

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
<u>Share Transactions of Person Discharging Managerial Responsibilities</u>

In accordance with the requirements under the disclosure rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JMH of the following share transactions in JMH of its Person Discharging Managerial Responsibilities:-

Name of Person Discharging Managerial Responsibilities	Nature of Transaction	Date of Transaction	No. of Shares involved	Price Per Share (US$)
Y K Pang	Acquisition of ordinary shares as a result of exercise of options	15/11/2006	+20,000	9.84
	Sale of ordinary shares	15/11/2006	16,800 186 14 ---------- -17,000	19.90 19.80 19.70

Yours faithfully
JARDINE MATHESON LIMITED

pp Neil M McNamara
Group Corporate Secretary

dlw 11/29

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